

07000768

UNITED STATES
[SECURITIES A]ND EXCHANGE COMMISSION
[Was]hington, D.C. 20549



SEC MAIL
PROCESSING
RECEIVED
FEB 12 2007
WASH, D.C.
185


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# AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67282 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weirich & Associates Investments Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5930 GRANITE LAKE DRIVE, SUITE 130
(No. and Street)

GRANITE BAY (City) CA (State) 95746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY WEIRICH (916) 781-7000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MISTRETTA ASSOCIATES
(Name – *if individual, state last, first, middle name*)

816 21ST STREET (Address) SACRAMENTO (City) CA (State) 95814 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2007
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, GREGORY WEIRICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WEIRICH & ASSOCIATES INVESTMENTS, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Subscribed and sworn (affirmed) before me this 9 day of February, 2007.
L.S.
Notary Public



BRITTNEY N. CICCHETTI
COMM. # 1487770
NOTARY PUBLIC-CALIFORNIA
PLACER COUNTY
COMM. EXP. MAY 4, 2008


This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form X-17A-5

# FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

## PART IIA [12]

*(Please read instructions before preparing Form.)*

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16  2) Rule 17a-5(b) [ ] 17  3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19  5) Other [ ] 26

NAME OF BROKER-DEALER: WEIRICH & ASSOCIATES INVESTMENTS, INC. [13]

SEC FILE NO.: 8-67282 [14]

FIRM I.D. NO.: 140143 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

5930 GRANITE LAKE DRIVE, SUITE 130 [20]
(No. and Street)

GRANITE BAY [21] CA [22] 95746 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): JANUARY 1, 2006 [24]

AND ENDING (MM/DD/YY): DECEMBER 31, 2006 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: GREGORY WEIRICH [30]

(Area Code) — Telephone No.: (916) 781-7000 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

| | |
|---|---|
| [32] | [33] |
| [34] | [35] |
| [36] | [37] |
| [38] | [39] |

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

**EXECUTION:**
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 6TH day of FEBRUARY 2007

Manual signatures of:

1) 
Principal Executive Officer or Managing Partner

2) 
Principal Financial Officer or Partner

3) 
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

MISTRETTA ASSOCIATES [70]

ADDRESS

| 816 21ST STREET [71] | SACRAMENTO [72] | CA [73] | 95814 [74] |
|---|---|---|---|
| Number and Street | City | State | Zip Code |

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

| WORK LOCATION | REPORT DATE MM/DD/YY | DOC. SEQ. NO. | CARD | | | | |
|---|---|---|---|---|---|---|---|
| [50] | [51] | [52] | [53] | | | | |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER **N 3** [100]

WEIRICH & ASSOCIATES INVESTMENTS, INC.

### STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) DECEMBER 31, 2006 [99]
SEC FILE NO. 8-67282 [98]
Consolidated [198]
Unconsolidated [199]

| | Allowable | | Non-Allowable | | Total | |
|---|---|---|---|---|---|---|
| 1. Cash | $20,920 | 200 | | | $20,920 | 750 |
| 2. Receivables from brokers or dealers: | | | | | | |
| A. Clearance account | | 295 | | | | |
| B. Other | | 300 | $ | 550 | | 810 |
| 3. Receivable from non-customers | | 355 | | 600 | | 830 |
| 4. Securities and spot commodities owned at market value: | | | | | | |
| A. Exempted securities | | 418 | | | | |
| B. Debt securities | | 419 | | | | |
| C. Options | | 420 | | | | |
| D. Other securities | | 424 | | | | |
| E. Spot commodities | | 430 | | | | 850 |
| 5. Securities and/or other investments not readily marketable: | | | | | | |
| A. At cost $ ____ [130] | | | | | | |
| B. At estimated fair value | | 440 | | 610 | | 860 |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | | 460 | | 630 | | 880 |
| A. Exempted securities $ ____ [150] | | | | | | |
| B. Other securities $ ____ [160] | | | | | | |
| 7. Secured demand notes: | | 470 | | 640 | | 890 |
| Market value of collateral: | | | | | | |
| A. Exempted securities $ ____ [170] | | | | | | |
| B. Other securities $ ____ [180] | | | | | | |
| 8. Memberships in exchanges: | | | | | | |
| A. Owned, at market $ ____ [190] | | | | | | |
| B. Owned, at cost | | | | 650 | | |
| C. Contributed for use of the company, at market value | | | | 660 | | 900 |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | | 480 | | 670 | | 910 |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | | 490 | | 680 | | 920 |
| 11. Other assets | 784 | 535 | 6,873 | 735 | 7,657 | 930 |
| 12. TOTAL ASSETS | $217704 | 540 | $ 6,873 | 740 | $28,577 | 940 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER WEIRICH & ASSOCIATES INVESTMENTS, INC. as of DECEMBER 31 2006

### STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

### LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | A.I. Liabilities | Non-A.I. Liabilities | Total |
|---|---|---|---|
| 13. Bank loans payable | $ [1045] | $ [1255] 13 | $ 0 [1470] |
| 14. Payable to brokers or dealers: | | | |
| A. Clearance account | [1114] | [1315] | 0 [1560] |
| B. Other | 10 [1115] | [1305] | [1540] |
| 15. Payable to non-customers | [1155] | [1355] | [1610] |
| 16. Securities sold not yet purchased, at market value | | [1360] | [1620] |
| 17. Accounts payable, accrued liabilities, expenses and other | [1205] | [1385] | [1685] |
| 18. Notes and mortgages payable: | | | |
| A. Unsecured | [1210] | | [1690] |
| B. Secured | [1211] 12 | [1390] 14 | [1700] |
| 19. E. Liabilities subordinated to claims of general creditors: | | | |
| A. Cash borrowings: | | [1400] | [1710] |
| 1. from outsiders 9 $ [970] | | | |
| 2. Includes equity subordination (15c3-1(d)) of . . . $ [980] | | | |
| B. Securities borrowings, at market value from outsiders: $ [990] | | [1410] | [1720] |
| C. Pursuant to secured demand note collateral agreements | | [1420] | [1730] |
| 1. from outsiders $ [1000] | | | |
| 2. Includes equity subordination (15c3-1(d)) of . . . $ [1010] | | | |
| D. Exchange memberships contributed for use of company, at market value | | [1430] | [1740] |
| E. Accounts and other borrowings not qualified for net capital purposes | [1220] | [1440] | [1750] |
| 20. TOTAL LIABILITIES | $ [1230] | $ [1450] | $ 0 [1760] |

| Ownership Equity | | Total |
|---|---|---|
| 21. Sole Proprietorship | | 15 $ [1770] |
| 22. Partnership (limited partners) | 11 ($ [1020]) | [1780] |
| 23. Corporation: | | |
| A. Preferred stock | | [1791] |
| B. Common stock COMMON STOCK | | 40,000 [1792] |
| C. Additional paid-in capital | | [1793] |
| D. Retained earnings | | -11,423 [1794] |
| E. Total | | 28,577 [1795] |
| F. Less capital stock in treasury | | 16 ( ) [1796] |
| 24. TOTAL OWNERSHIP EQUITY | | $ 28,577 [1800] |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | | $ 28,577 [1810] |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER: WEIRICH & ASSOCIATES INVESTMENTS, INC. — as of DECEMBER 31, 2006

### COMPUTATION OF NET CAPITAL

| | | | | | |
|---|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | $ 28,577 | 3480 |
| 2. | Deduct ownership equity not allowable for Net Capital | | | ( ) | 3490 |
| 3. | Total ownership equity qualified for Net Capital | | | 28,577 | 3500 |
| 4. | Add: | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | 3520 |
| | B. Other (deductions) or allowable credits (List) | | | | 3525 |
| 5. | Total capital and allowable subordinated liabilities | | | $ 28,577 | 3530 |
| 6. | Deductions and/or charges: | | | | |
| | A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | $ 6,873 | 3540 | | |
| | B. Secured demand note delinquency | | 3590 | | |
| | C. Commodity futures contracts and spot commodities – proprietary capital charges | | 3600 | | |
| | D. Other deductions and/or charges | | 3610 | ( 6,873 ) | 3620 |
| 7. | Other additions and/or allowable credits (List) | | | | 3630 |
| 8. | Net capital before haircuts on securities positions | | | $ 21,704 | 3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | | |
| | A. Contractual securities commitments | $ | 3660 | | |
| | B. Subordinated securities borrowings | | 3670 | | |
| | C. Trading and investment securities: | | | | |
| | 1. Exempted securities | | 3735 | | |
| | 2. Debt securities | | 3733 | | |
| | 3. Options | | 3730 | | |
| | 4. Other securities | | 3734 | | |
| | D. Undue Concentration | | 3650 | | |
| | E. Other (List) | | 3736 | ( 0 ) | 3740 |
| 10. | Net Capital | | | $ 21,704 | 3750 |

OMIT PENNIES

| | |
|---|---|
| NET CAPITAL PER FOCUS REPORT FILED FOR THE QUARTER ENDING DECEMBER 31, 2006 | $20,920 |
| ADJUSTMENT-ADJUST FOR PREPAID ACCOUNTING FEES REPORTED AS EXPENSE | 784 |
| NET CAPITAL PER DECEMBER 31, 2006 AUDITED FINANCIAL STATEMENTS | $21,704 |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER WEIRICH & ASSOCIATES INVESTMENTS, INC. as of DECEMBER 31, 2006

### COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

| | | | |
|---|---|---|---|
| 11. Minimum net capital required (6⅔% of line 19) | $ | 0 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 5,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | 5,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | $ | 16,704 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) | $ | 21,704 | 3780 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | | |
|---|---|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | | $ | 0 | 3790 |
| 17. Add: | | | | | | |
| A. Drafts for immediate credit | $ | | 3800 | | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | | 3810 | | | |
| C. Other unrecorded amounts (List) | $ | | 3820 | $ | 0 | 3830 |
| 18. Total aggregate indebtedness | | | | $ | 0 | 3840 |
| 19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) | | | | % | 0 | 3850 |
| 20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | | % | | 3860 |

### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

| | | | |
|---|---|---|---|
| 21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | | 3970 |
| 22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | | 3880 |
| 23. Net capital requirement (greater of line 21 or 22) | $ | | 3760 |
| 24. Excess capital (line 10 less 23) | $ | | 3910 |
| 25. Net capital in excess of the greater of: | | | |
| A. 5% of combined aggregate debit items or $120,000 | $ | | 3920 |

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER WEIRICH & ASSOCIATES INVESTMENTS, INC.

For the period (MMDDYY) from 1/1/06 [3932] to 12/31/06 [3933]
Number of months included in this statement 12 [3931]

## STATEMENT OF INCOME (LOSS)

| | | | |
|---|---|---|---|
| **REVENUE** | | | |
| 1. Commissions: | | | |
| a. Commissions on transactions in exchange listed equity securities executed on an exchange | | $ | 3935 |
| b. Commissions on listed option transactions | | | 3938 |
| c. All other securities commissions | | | 3939 |
| d. Total securities commissions | | | 3940 |
| 2. Gains or losses on firm securities trading accounts | | | |
| a. From market making in options on a national securities exchange | | | 3945 |
| b. From all other trading | | | 3949 |
| c. Total gain (loss) | | | 3950 |
| 3. Gains or losses on firm securities investment accounts | | | 3952 |
| 4. Profit (loss) from underwriting and selling groups | | | 3955 |
| 5. Revenue from sale of investment company shares | | | 3970 |
| 6. Commodities revenue | | | 3990 |
| 7. Fees for account supervision, investment advisory and administrative services | | | 3975 |
| 8. Other revenue | | | 3995 |
| 9. Total revenue | | $ | 4030 |
| **EXPENSES** | | | |
| 10. Salaries and other employment costs for general partners and voting stockholder officers | | | 4120 |
| 11. Other employee compensation and benefits | | | 4115 |
| 12. Commissions paid to other broker-dealers | | | 4140 |
| 13. Interest expense | | 110 | 4075 |
| a. Includes interest on accounts subject to subordination agreements | 4070 | | |
| 14. Regulatory fees and expenses | | 4,188 | 4195 |
| 15. Other expenses | | 7,125 | 4100 |
| 16. Total expenses | | $ 11,423 | 4200 |
| **NET INCOME** | | | |
| 17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) | | $ -11,423 | 4210 |
| 18. Provision for Federal income taxes (for parent only) | | | 4220 |
| 19. Equity in earnings (losses) of unconsolidated subsidiaries not included above | | | 4222 |
| a. After Federal income taxes of | 4338 | | |
| 20. Extraordinary gains (losses) | | | 4224 |
| a. After Federal income taxes of | 4239 | | |
| 21. Cumulative effect of changes in accounting principles | | | 4225 |
| 22. Net income (loss) after Federal income taxes and extraordinary items | | $ -11,423 | 4230 |
| **MONTHLY INCOME** | | | |
| 23. Income (current month only) before provision for Federal income taxes and extraordinary items | | $ -429 | 4211 |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER WEIRICH & ASSOCIATES INVESTMENTS, INC. as of DECEMBER 31, 200

**EXEMPTIVE PROVISION UNDER RULE 15c3-3**

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   - A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ........ [4550]
   - B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained ........ X [4560]
   - C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 ______ [4335] [4570]
   - D. (k)(3) — Exempted by order of the Commission (include copy of letter) ........ [4580]

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| | Type of Proposed Withdrawal or Accrual (See below for code) | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (Yes or No) |
|---|---|---|---|---|---|---|
| 31 | [4600] | [4601] | [4602] | [4603] | [4604] | [4605] |
| 32 | [4610] | [4611] | [4612] | [4613] | [4614] | [4615] |
| 33 | [4620] | [4621] | [4622] | [4623] | [4624] | [4625] |
| 34 | [4630] | [4631] | [4632] | [4633] | [4634] | [4635] |
| 35 | [4640] | [4641] | [4642] | [4643] | [4644] | [4645] |

Total $ 36 ______ [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

| WITHDRAWAL CODE: | DESCRIPTIONS |
|---|---|
| 1. | Equity Capital |
| 2. | Subordinated Liabilities |
| 3. | Accruals |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER
WEIRICH & ASSOCIATES INVESTMENTS, INC.

For the period (MMDDYY) from 1/1/06 to 12/31/06

## STATEMENT OF CHANGES IN OWNERSHIP EQUITY
## (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | | |
|---|---|---|---|---|
| 1. Balance, beginning of period | | | $ 10,000 | 4240 |
| A. Net income (loss) | | | -11,423 | 4250 |
| B. Additions (includes non-conforming capital of | $30,000 | 4262 ) | 30,000 | 4260 |
| C. Deductions (includes non-conforming capital of | $ | 4272 ) | | 4270 |
| 2. Balance, end of period (From item 1800) | | | $ 28,577 | 4290 |

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
## TO CLAIMS OF GENERAL CREDITORS

| | | |
|---|---|---|
| 3. Balance, beginning of period | $ | 4300 |
| A. Increases | | 4310 |
| B. Decreases | | 4320 |
| 4. Balance, end of period (From item 3520) | $ | 4330 |

OMIT PENNIES

# WEIRICH & ASSOCIATES INVESTMENTS, INC.

---

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
Year ended December 31, 2006

M MISTRETTA ASSOCIATES
Certified Public Accountants
Financial Management Consultants

M MISTRETTA ASSOCIATES
**Certified Public Accountants – Financial Management Consultants**

816 21st Street
Sacramento, CA 95814
916-497-0676
916-497-0677 Fax

Robert Mistretta, CPA, MBA

Gregory Weirich, President
Weirich & Associates Investments, Inc.
Granite Bay, California

I have audited the accompanying balance sheet of Weirich & Associates Investments, Inc., as of December 31, 2006 and the related statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weirich & Associates Investments, Inc., as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Also, I have prepared and examined the supplementary schedules (Form X-17a-5(a)) which follow the notes to the aforementioned financial statements and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Mistretta Associates

February 6, 2007

WEIRICH & ASSOCIATES INVESTMENTS, INC.
BALANCE SHEET
December 31, 2006

ASSETS

| | |
|---|---|
| Current Assets | |
| Cash | $ 20,920 |
| Prepaid Expenses | 784 |
| Total Current Assets | 21,704 |
| Organization Cost, less accumulated amortization of $1,718 | 6,873 |
| Total Assets | $ 28,577 |

LIABILITIES AND SHAREHOLDER'S EQUITY

| | |
|---|---|
| Shareholder's Equity | |
| Common Stock, 1,000,000 shares authorized, 40,000 shares issued and outstanding | $ 40,000 |
| Accumulated Deficit | (11,423) |
| Total Shareholder's Equity | 28,577 |
| Total Liabilities and Shareholder's Equity | $ 28,577 |

See accompanying notes and auditor's report.

WEIRICH & ASSOCIATES INVESTMENTS, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
Year ended December 31, 2006

| | |
|---|---|
| Commission Income | $ - |
| Expenses | |
| Administrative labor | 932 |
| Dues and Subscriptions | 105 |
| Rent | 785 |
| Insurance | 384 |
| Accounting | 787 |
| Professional Fees | 1,462 |
| Telephone | 101 |
| Utilities | 51 |
| Amortization Expense | 1,718 |
| Licenses and Permits | 4,188 |
| Total Operating Expenses | 10,513 |
| Net Income (Loss) From Operations | (10,513) |
| Other Income (Expense) | |
| Interest expense | (110) |
| Total Other Income (Expense) | (110) |
| Net Income (Loss) Before Income Tax Expense | (10,623) |
| Income Tax Expense | (800) |
| Net Income (Loss) | (11,423) |
| Retained Earnings, December 31, 2005 | - |
| Retained Earnings (Accumulated Deficit), December 31, 2006 | $ (11,423) |

See accompanying notes and auditor's report.

WEIRICH & ASSOCIATES INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
Year ended December 31, 2006

| Increase (Decrease) in Cash and Cash Equivalents | |
|---|---|
| Cash Flows From Operating Activities | |
| Net Income (loss) | $ (11,423) |
| Adjustments to reconcile net income to net cash used by operating activities: | |
| Amortization | 1718 |
| Changes in assets and liabilities: | |
| Increase in prepaid expenses | (784) |
| Total Adjustments | 934 |
| Net Cash Used By Operating Activities | (10,489) |
| Cash Flows From Financing Activities | |
| Proceeds from issuance of common stock | 30,000 |
| Net Cash Provided by Financing Activities | 30,000 |
| Net increase in cash | 19,511 |
| Cash and Cash Equivalents, December 31, 2005 | 1,409 |
| Cash and Cash Equivalents, December 31, 2006 | $ 20,920 |

Supplementary Disclosure of Cash Flow Information

Cash paid during the year for:

| | |
|---|---|
| Income taxes | $ 800 |
| Interest | $ 110 |

Disclosure of Accounting Policy

For purposes of the Statement of Cash Flows, the Corporation considers all highly-liquid investments readily convertible to known amounts of cash as cash equivalents.

See accompanying notes and auditor's report.

Note 1: Summary of Significant Accounting Policies

The following items comprise the significant accounting policies of the Corporation. The policies reflect industry practices and conform to generally accepted accounting principles.

Company's Activities

The Corporation was incorporated on September 23, 2005 in the state of Nevada and in August 2006 was certified as a broker-dealer pursuant to the provisions of Corporate Securities Law of the State of California. As of the date of this report, the Corporation has yet to sell any securities.

Organization Costs

Organization costs are amortized on a straight-line basis over a term of sixty months

Income Taxes

The Corporation has elected S Corporation tax status. As such, in lieu of federal corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the corporation's taxable income. However, the State of California's Franchise Tax Board assesses reduced corporate income taxes on S Corporations of the greater of $800 or 1.5% of taxable income in addition to taxing shareholders on their proportionate share of the corporation's taxable income.

Deferred state income taxes are recorded to reflect differences in the tax and financial statement methods of reporting amortization, of accounting for State franchise taxes, and other differences occurring as a result of rules governing certain expenses for tax purposes. Due to net operating loss carry forwards of $14,144 for California expiring in 2016, there are no deferred state income taxes at December 31, 2006.

Operations

The Corporation's operations are conducted from the same offices as another corporation controlled by the same shareholder. The related corporation incurs the burden of certain common general and administrative expenses. A share of rent, telephone, administrative staff, and other office related expenses of $1,870 were charged to the Corporation by the related corporation under a cost sharing arrangement and are included in the statement of income and retained earnings.

Note 2: Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain net capital of not less than $5,000; at December 31, 2006, the Company had net capital of $21,704.

Note 3: Shareholder's Equity

The balance of common stock is comprised of two issuances of 10,000 shares in 2005 and 30,000 shares in 2006 for $10,000 and $30,000, respectively, to the Corporation's sole shareholder and president.

WEIRICH & ASSOCIATES INVESTMENTS, INC.
December 31, 2006

Weirich & Associates Investments, Inc. does not retain customer funds or customer securities. The following schedules are inapplicable and thus have not been prepared:

- Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
- Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3
- A Reconciliation pursuant to Rule 17a-5(d)(4)

M MISTRETTA ASSOCIATES
**Certified Public Accountants – Financial Management Consultants**

816 21st Street
Sacramento, CA 95814
916-497-0676
916-497-0677 Fax

Robert Mistretta, CPA, MBA

SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Gregory Weirich, President
Weirich & Associates Investments, Inc.
Granite Bay, California

I have examined the financial statements of Weirich & Associates Investments, Inc. for the year ended December 31, 2006 and have issued my report thereon dated February 6, 2007. As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system. The Corporation is exempt from compliance with Rule 15c3-3. No facts came to my attention indicating that the conditions of the exemption had not been complied with during the period. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgment by Management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by Management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding instructions, mistakes of judgment, carelessness, or other personnel factors. Control procedures whose effectiveness depends on segregation of

duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by Management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2006, which was made for the purposes set forth in the first paragraph above, and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weakness that I believe to be material except that often substantially all accounting functions are performed or directed by one individual and supervised or intermittently reviewed by one individual (sole shareholder and president). This lack of segregation of duties allows opportunity for accounting improprieties to occur without collusion. Although not a formal control, management has full access to all accounting records and is extremely familiar with the transactions and business activities of the Corporation.

Mistata Associates

February 6, 2007

END